UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December 31, 2009.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCR Corporation

3097 Satellite Boulevard, Duluth Georgia 30096

NCR Savings Plan

Index

December 31, 2009 and 2008

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)*	15-21

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and

Administrator of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the “Plan”) at December 31, 2009 and December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Schedule of Assets (Held at End of Year),” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Dayton, Ohio
June 25, 2010

NCR Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	December 31,
	2009	2008
Assets
Investments at fair value	$1,128,304,512	$982,204,979

Contributions receivable:
Participants	532,702	433,897
Employer	120,618	96,326
Other receivables	1,536,729	519,091

Total assets	1,130,494,561	983,254,293

Liabilities

Accounts payable	1,231,643	780,403
Accrued expenses	186,454	274,946

Total liabilities	1,418,097	1,055,349

Net assets available for benefits	$1,129,076,464	$982,198,944

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Year Ended December 31, 2009
Investment income:
Net appreciation in fair value of investments	$201,924,495
Interest	770,639
Dividends	8,015,893

Total investment income	210,711,027

Contributions:
Participant	35,299,239
Employer, net of forfeitures	7,611,905

Total contributions	42,911,144

Deductions
Benefits paid to participants	112,310,338
Administrative expenses	724,680

Total deductions	113,035,018

Net increase before merger of other plan	140,587,153

Transfers in
Merger of assets from other plan (Note 6)	6,290,367

Net increase	146,877,520
Net assets available for benefits
Beginning of year	982,198,944

End of year	$1,129,076,464

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

1.	Description of the Plan

General

The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR”, “Employer”, or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.

The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan covers substantially all U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

The terms of the Plan described below are applicable to the majority of participants. A small portion of participants are in sub-plan groups due to the merger of legacy 401(k) plans into the Plan. While terms of participants in the sub-plan groups may vary slightly from the terms described below, the sub-plan group participants have substantially the same benefits and requirements of the other Plan participants.

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant’s base salary. Annual tax-deferred contributions per participant for the 2009 Plan year were limited to $16,500.

Effective on the January 16, 2009 paycheck, NCR reduced to 2% the match on employee contributions and began to contribute 50 cents for each dollar contributed, up to the first 4% of eligible pay.

Prior to January 16, 2009, for each dollar contributed by a participant up to a maximum six percent of compensation, the Company funded an additional matching amount. Effective September 1, 2005, the NCR Pension Plan (the “Pension Plan”) was discontinued and benefit accruals under the Pension Plan were frozen except for certain grandfathered employees (e.g. employees age 40 and older who were participants in the Pension Plan at August 31, 2004 and made an election to continue to receive benefit accruals under the Pension Plan). Prior to January 1, 2007, for grandfathered Pension Plan participants, the Company’s matching contributions were seventy-five percent of the first three percent of pay contributed by the participant and fifty percent of the next three percent of pay. For all other Plan participants (including non-grandfathered Pension Plan participants), the Company’s matching contributions were one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

Effective June 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow employees aged 50 and older to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for Employer matching contributions and increased by $1,000 each year through 2006. After 2006, the catch-up contribution adjusted for inflation in $500 increments. The maximum catch-up contribution for 2009 was $5,500.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

Participants direct their contributions, as well as the Company’s matching contributions, among various investment strategies, as well as mutual funds, market index funds and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds, separately managed accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance. The Mutual Fund Window Investments consists of mutual funds (more than 300) which offer a broad range of investment objectives (ranging from conservative to very aggressive and domestic to international) in which participants elect to contribute.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date. Participants are fully vested in their account balance after five years of service.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a “reduction in force,” (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions were immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, and an allocation of Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction. The term of the loan may be between one and five years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount. Loans at December 31, 2009 bear interest at rates ranging from 4.25% to 9.25% and are due at various dates through January 15, 2015. Loans are repaid through payable deductions.

Withdrawals and Benefits

Participants may withdraw vested balances upon reaching normal retirement age of 65, or upon a participant’s termination or disability. A participant’s beneficiary shall be eligible to receive a distribution of the participant’s account upon death of the participant. Hardship withdrawals, as

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

defined by the Plan, may be made from all contributions at any time subject to approval by the Plan’s Administrator. On termination of service, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000. Termination participants with more than $1,000 in vested benefits may elect to receive a lump-sum payment, quarterly installment payments, or leave the vested benefits within the plan until reaching the above noted retirement age, death and/or disability.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Plan invests in securities with contractual cash flows, such as assets backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Investments in common

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

collective trust funds and managed funds are stated at fair value as determined based on the fair value of the underlying assets. NCR Corporation Common Stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses as well as the unrealized appreciation (depreciation) on those investments.

Other Receivables and Accounts Payable

Items represented in other receivables and accounts payable are primarily pending security settlements.

Plan Expenses

All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions

Participant rollover contributions from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

New Accounting Standards

Reporting of Subsequent Events: In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events (ASC 855-10). Under ASC 855-10, the effects of events that occur subsequent to the financial statement date are to be evaluated through the date the financial statements are either issued or available to be issued. Reporting entities are to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. In addition, reporting entities are required to reflect in the financial statements the effects of subsequent events that provide additional evidence about conditions at the financial statement date (recognized subsequent events). Reporting entities are prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but information about those events is required to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for financial statement periods ending after June 15, 2009 with prospective application. Adoption of this guidance in 2009 had no material effect on the Plan’s financial statements.

FASB Accounting Standards Codification: In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, to replace Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, and to establish the FASB Accounting Standards Codification TM as the source of authoritative accounting principles recognized by the FASB to be

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.

Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods after September 15, 2009.

Fair Value Measurements and Disclosures: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10). This FSP emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices would be needed to determine the appropriate fair value. The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

In 2010, the FASB issued ASU No. 2010-06 which amends Fair Value Measurements and Disclosures – Overall (ASC Topic 820-10). This update requires a gross presentation of activities within the Level 3 rollforward and adds a new requirement to disclose transfers in and out of Level 1 and 2 measurements. The update further clarifies the existing disclosure requirements in ASC 820-10 regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. This update will be effective for our fiscal year beginning January 1, 2010 except for the gross presentation of the Level 3 transfers in and transfer out information, which is effective for the current fiscal year. The effect on the 2009 financial statements was not material. The principal impact from this update in future years will be expanded disclosures regarding our fair value measurements and is not expected to be material.

In 2009, the FASB issued ASU No. 2009-12 which provides amendments to Fair Value Measurements and Disclosures – Overall (ASC Topic 820-10), for the fair value measurement of investments in certain entities that calculate net asset value per share. The update permits as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the NAV per share of the investment if the NAV is calculated in a manner consistent with the measurement principles of Topic 946 “Financial Services – Investment Companies”. The update requires disclosure by major category of investment about the attributes of investments, such as the nature of the restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not have material effect on the Plan’s financial statements.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

	December 31,
	2009	2008

NTGI - QM Collective Daily Aggregate Bond Index Fund, 365,890 and 370,052 shares, respectively	$147,589,805	$139,962,766

Pyramis Select International Equity Fund 601,813 and 639,514 shares, respectively	$68,657,155	$58,470,735

NTGI - QM Collective Daily S & P 500 Equity Index Fund, 23,873 and 26,477 shares, respectively	$76,717,356	$66,930,537

The Plan’s assets were also invested in Fidelity Mutual Fund Window investments, the fair value of which was $581,374,512 and $494,285,389 at December 31, 2009 and 2008, respectively. Within the Fidelity Mutual Fund Window, the aggregate fair value of the following investment funds represent five percent or more of the plan’s net assets:

	December 31,
	2009	2008

Fidelity Retirement Money Market Fund	$64,609,270	$72,301,696

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $201,924,495 as follows:

Year Ended December 31, 2009

Mutual funds	$104,855,661
Managed accounts common stock	39,674,638
Common collective trust funds	64,370,386
Employer common stock	(6,976,190)

$201,924,495

Fair Value Measurements

“Fair Value Measurements,” ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

The following tables set forth by level within the fair value hierarchy the Plan’s investment assets and investment liabilities at fair value, as of December 31, 2009 and 2008. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 2009
	Level 1	Level 2	Level 3	Total
Money market fund	$—	$1,601,230	$—	$1,601,230
Mutual funds	581,374,512	—	—	581,374,512
Collective trusts - Equity	—	230,877,182	—	230,877,182
Collective trusts - Bonds	—	147,589,805	—	147,589,805
Common stocks:	—	—	—
Automobiles & components	2,403,477	—	—	2,403,477
Banks	6,461,626	—	—	6,461,626
Capital goods	8,062,312	—	—	8,062,312
Commercial services & supplies	3,088,520	—	—	3,088,520
Consumer durables & apparel	5,278,592	—	—	5,278,592
Diversified financials	10,145,936	—	—	10,145,936
Energy	8,082,157	—	—	8,082,157
Food & staples retailing	410,528	—	—	410,528
Food beverage & tobacco	2,227,573	—	—	2,227,573
Health care equipment & services	7,867,833	—	—	7,867,833
Hotels restaurants & leisure	4,979,495	—	—	4,979,495
Household & personal products	987,075	—	—	987,075
Insurance	6,174,847	—	—	6,174,847
Materials	7,730,772	—	—	7,730,772
Media	2,100,987	—	—	2,100,987
Other	3,071,447	—	—	3,071,447
Pharmaceuticals	6,024,083	—	—	6,024,083
Real estate	2,836,404	—	—	2,836,404
Retailling	6,116,329	—	—	6,116,329
Semiconductors	6,402,104	—	—	6,402,104
Software & services	11,228,282	—	—	11,228,282
Technology, hardware & equipment	7,976,093	—	—	7,976,093
Telecommunication services	513,262	—	—	513,262
Transportation	4,136,378	—	—	4,136,378
Utilities	5,278,394	—	—	5,278,394

Total common stocks	129,584,506	—	—	129,584,506

Employer common stock	25,848,445	—	—	25,848,445
Convertible securities	—	86,536	—	86,536
Participant loans	—	—	11,342,296	11,342,296

Total investment assets at fair value	$736,807,463	$380,154,753	$11,342,296	$1,128,304,512

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

The following tables set forth by level within the fair value hierarchy the Plan’s investment assets and investment liabilities at fair value, as of December 31, 2008. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$494,285,389	$—	$—	$494,285,389
Collective trusts	—	338,600,823	—	338,600,823
Common stock	104,635,766	—	—	104,635,766
Employer common stock	33,491,933	—	—	33,491,933
Participant loans	—	11,191,068	—	11,191,068

Total investment assets at fair value	$632,413,088	$349,791,891	$—	$982,204,979

Level 3 Gains and Losses

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009.

Level 3 Investment Assets For the Year Ended December 2009
Member Loans
Balance, beginning of year	$—
Loan principal repaid	(4,527,348)
Full loan payout	(979,018)
Loan defaults	(27,506)
Loan withdrawals	5,685,100
Transfer in	11,191,068

Balance, end of year	$11,342,296

Fair Value Measurements of the Investments In Certain Entities that Calculate Net Asset Value per Share

These categories represent investments in common collective trusts investing in domestic equity, international equity and fixed income as noted. Its investments are valued at Net Asset Value (NAV). All the common collective trust funds have daily liquidity and are not subject to any redemption restrictions at the measurement date. The funds have different trading terms varying from one to three days.

NCR Savings Plan

Notes to Financial Statements

Year Ended December 31, 2009

4.	Related Party Transactions

Related party transactions during the year consisted of loans made to participants and investments in NCR Corporation common stock along with investments in funds offered by Pyramis Global Advisors (“Pyramis”), a wholly owned subsidiary of Fidelity Management and Research Company, and by other affiliates of the Plan trustee, Fidelity Management Trust Company. The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. Related party cash receipts and cash disbursements of the Plan for the Fidelity managed funds totaled $22,380,887 and $52,678,607, respectively, for the year ended December 31, 2009. Purchases and sales of investments managed by Pyramis during the year ended December 31, 2009 totaled $14,578,476 and $23,870,112, respectively. The Company also provides certain administrative, accounting and recordkeeping services to the Plan for which it is not compensated. None of these related party transactions are prohibited transactions as defined under ERISA.

5.	Tax Status

The Company received its latest favorable determination letter, dated January 9, 2004, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). The Plan has been amended since the determination was made, however the company believes this Plan is currently designed and being operated in accordance with applicable sections of the Code and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

6.	Plan Merger

Effective April 29, 2009, the RCS, Inc. 401(k) Profit Sharing Plan (the “RCS Plan”), a wholly owned subsidiary of NCR Corporation, merged into the plan and the RCS Plan ceased to exist. The net assets of the RCS, Inc. 401(k) Profit Sharing Plan, with total investments of $6,290,367 transferred into the Plan April 29, 2009.

NCR Savings Plan

Supplemental Schedule

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

*	PYRAMIS AGGRESSIVE EQUITY FUND	Common Collective Trust Fund		$40,727,193
*	PYRAMIS SELECT INTERNATIONAL EQUITY FUND	Common Collective Trust Fund		68,657,155
	NTGI-QM COLLECTIVE DAILY AGGREGATE BOND INDEX FUN	Common Collective Trust Fund		147,589,805
	NTGI-QM COLLECTIVE DAILY EAFE INDEX FUND	Common Collective Trust Fund		16,997,430
	NTGI-QM COLLECTIVE DAILY RUSSELL 2000 INDEX FUND	Common Collective Trust Fund		27,778,048
	NTGI-QM COLLECTIVE DAILY S&P 500 EQUITY INDEX FUND	Common Collective Trust Fund		76,717,356

				378,466,987

*	NCR Common Stock	COMMON STOCKS		25,848,445
	3COM CORP	COMMON STOCKS		213,000
	3M CO	COMMON STOCKS		338,947
	ABAXIS INC	COMMON STOCKS		288,971
	ACCO BRANDS CORP	COMMON STOCKS		229,320
	ACER INC	COMMON STOCKS		285,503
	ACER INC COVRED WT 4/14/14 144	COMMON STOCKS		273,697
	ACXIOM CORP	COMMON STOCKS		245,586
	ADVANCED ENERGY INDUSTRIES INC	COMMON STOCKS		485,078
	AEGEAN MARINE PETROLEUM NETWRK	COMMON STOCKS		746,192
	AERCAP HOLDINGS NV	COMMON STOCKS		675,323
	AEROVIRONMENT INC	COMMON STOCKS		338,578
	AES CORP	COMMON STOCKS		3,191,738
	AETNA INC	COMMON STOCKS		1,442,350
	AFLAC INC	COMMON STOCKS		1,563,250
	AIRTRAN HLDGS INC	COMMON STOCKS		642,013
	AIXTRON AG	COMMON STOCKS		373,749
	ALLIED WRLD ASSURNCE HLDGS LTD	COMMON STOCKS		142,817
	ALLIS-CHALMER ENERGY INC	COMMON STOCKS		40,339
	ALLSTATE CORPORATION	COMMON STOCKS		534,712
	ALON USA ENERGY INC	COMMON STOCKS		61,560
	AMAG PHARMACEUTICALS INC	COMMON STOCKS		766,495
	AMAZON.COM INC	COMMON STOCKS		1,237,584
	AMEDISYS INC	COMMON STOCKS		489,242
	AMERICAN EXPRESS CO	COMMON STOCKS		607,800
	AMERICAN FINL GROUP INC OHIO	COMMON STOCKS		376,745
	AMERICAN GREETINGS CORP CL A	COMMON STOCKS		329,029
	AMERICAN ORIENT BIOENGINE INC	COMMON STOCKS		196,695
	AMERICAN PUBLIC EDUCATION INC	COMMON STOCKS		844,981
	AMGEN INC	COMMON STOCKS		1,023,917
	AMPCO-PITTSBURG CORP	COMMON STOCKS		223,863
	ANHUI CONCH CEMENT CO LTD H	COMMON STOCKS		141,584
	ANTOFAGASTA PLC	COMMON STOCKS		356,428
	ANWORTH MTG ASSET CORP	COMMON STOCKS		129,500
	AOL INC	COMMON STOCKS		83,575
	APOGEE ENTERPRISES INC	COMMON STOCKS		218,400
	APOLLO GROUP INC CL A	COMMON STOCKS		327,132
	ARCELORMITTAL SA (NETH)	COMMON STOCKS		361,838
	ARCHIPELAGO LEARNING INC	COMMON STOCKS		300,523
	ARCTIC CAT INC	COMMON STOCKS		196,024
	ARIBA INC	COMMON STOCKS		390,987
	ASML HOLDING NV (NETH)	COMMON STOCKS		509,642
	ASPEN INSURANCE HLDGS LTD	COMMON STOCKS		190,875
	ASSOCIATED BANC CORP	COMMON STOCKS		61,656
	ASSURED GUARANTY LTD	COMMON STOCKS		221,952
	ASTORIA FINANCIAL CORP	COMMON STOCKS		113,113
	AT&T INC	COMMON STOCKS		305,527

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	ATHEROS COMMUNICATIONS INC	COMMON STOCKS		399,820
	ATLAS AIR WORLD	COMMON STOCKS		520,047
	AUTOLIV INC	COMMON STOCKS		355,552
	AVISTA CORP	COMMON STOCKS		88,519
	AVON PRODUCTS INC	COMMON STOCKS		425,250
	BANCO LATINOAMERICANO COME-E	COMMON STOCKS		234,910
	BANK OF AMERICA CORPORATION	COMMON STOCKS		864,444
	BANK RAKYAT INDONESIA TBK PT	COMMON STOCKS		247,966
	BARCLAYS PLC ORD	COMMON STOCKS		371,410
	BARRICK GOLD CORP	COMMON STOCKS		173,272
	BASF SE	COMMON STOCKS		337,416
	BEBIDAS DAS AM(CIA) PFD SP ADR	COMMON STOCKS		262,834
	BENCHMARK ELECTRONICS INC	COMMON STOCKS		376,309
	BHP BILLITON PLC	COMMON STOCKS		382,973
	BIG LOTS INC	COMMON STOCKS		246,330
	BIOMARIN PHARMACEUTICAL INC	COMMON STOCKS		1,002,404
	BIOMED REALTY TRUST INC	COMMON STOCKS		263,526
	BLACK BOX CORPORATION	COMMON STOCKS		184,210
	BLACKBOARD INC	COMMON STOCKS		249,645
	BLYTH INC	COMMON STOCKS		122,235
	BOB EVANS FARMS INC	COMMON STOCKS		260,550
	BOEING CO	COMMON STOCKS		276,063
	BP PLC	COMMON STOCKS		376,813
	BRANDYWINE REALTY TRUST	COMMON STOCKS		283,860
	BSK-UBS THAI INDX(BSK)CWT 9/11	COMMON STOCKS		176,408
	BUFFALO WILD WINGS INC	COMMON STOCKS		279,474
	C T S CORP	COMMON STOCKS		226,070
	CA INC	COMMON STOCKS		1,273,482
	CABELAS INC	COMMON STOCKS		273,792
	CAL-MAINE FOODS INC	COMMON STOCKS		228,336
	CANADIAN NATL RESOURCES LTD	COMMON STOCKS		434,017
	CAPITAL ONE FINANCIAL CORP	COMMON STOCKS		1,263,303
	CAPSTEAD MORTGAGE CORP	COMMON STOCKS		197,925
	CARDIOME PHARMA CORP	COMMON STOCKS		454,683
	CARPENTER TECHNOLOGY CORP	COMMON STOCKS		269,500
	CATO CORP CL A	COMMON STOCKS		192,576
	CBL & ASSOCIATES PPTYS INC	COMMON STOCKS		44,269
	CELADON GRP INC	COMMON STOCKS		260,433
	CENOVUS ENERGY INC	COMMON STOCKS		174,035
	CHESAPEAKE ENERGY CORP	COMMON STOCKS		263,976
	CHINA CONSTRUCTION BANK CORP H	COMMON STOCKS		332,051
	CIMB GROUP HOLDINGS BERHAD	COMMON STOCKS		267,000
	CINCINNATI BELL INC	COMMON STOCKS		201,135
	CISCO SYSTEMS INC	COMMON STOCKS		1,237,698
	CITY DEVELOPEMENT LTD	COMMON STOCKS		238,588
	CME GROUP INC CL A	COMMON STOCKS		455,212
	CNOOC LTD	COMMON STOCKS		314,692
	COMMONWEALTH BK OF AUSTRALIA	COMMON STOCKS		251,371
	COMMVAULT SYSTEMS INC	COMMON STOCKS		267,697
	COMSTOCK RESOURCES INC NEW	COMMON STOCKS		538,283
	CONOCOPHILLIPS	COMMON STOCKS		403,453
	CONSOLIDATED GRAPHICS INC	COMMON STOCKS		189,108
	CONVERGYS CORP	COMMON STOCKS		334,325
	COPA HOLDINGS SA CL A	COMMON STOCKS		252,305
	CORN PRODUCTS INTL INC	COMMON STOCKS		149,073

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	CORPORATE EXECUTIVE BRD CO	COMMON STOCKS		292,644
	CRACKER BARREL OLD CTRY ST INC	COMMON STOCKS		303,920
	CRANE CO	COMMON STOCKS		388,874
	CREDIT SUISSE GROUP AG	COMMON STOCKS		677,467
	CSG SYSTEMS INTL INC	COMMON STOCKS		295,895
	CSS INDUSTRIES INC	COMMON STOCKS		180,792
	CTRIP.COM INTL LTD ADR	COMMON STOCKS		237,138
	DAIMLER AG (GERW)	COMMON STOCKS		316,869
	DEERE & CO	COMMON STOCKS		297,495
	DEL MONTE FOODS CO	COMMON STOCKS		401,436
	DELPHI FINANCIAL GROUP CL A	COMMON STOCKS		196,856
	DELUXE CORP	COMMON STOCKS		236,640
	DIRECTV CL A	COMMON STOCKS		476,905
	DONGFENG MOTOR GP CO LTD H	COMMON STOCKS		602,711
	DTS INC	COMMON STOCKS		328,416
	DURECT CORP	COMMON STOCKS		320,515
	DYCOM INDUSTRIES INC	COMMON STOCKS		209,583
	DYNCORP INTL INC CL A	COMMON STOCKS		176,505
	EASTMAN KODAK CO	COMMON STOCKS		701,364
	EBAY INC	COMMON STOCKS		1,440,648
	EL PASO ELECTRIC CO	COMMON STOCKS		237,276
	ELECTRONIC ARTS INC	COMMON STOCKS		546,700
	EMC CORP	COMMON STOCKS		482,172
	EMCOR GROUP INC	COMMON STOCKS		242,100
	ENDO PHARMACEUTICALS HLDGS INC	COMMON STOCKS		213,304
	ENERNOC INC	COMMON STOCKS		292,504
	ENNIS INC	COMMON STOCKS		204,838
	ENPRO INDUSTRIES INC	COMMON STOCKS		232,408
	ENTERTAINMENT PPTYS TR REIT	COMMON STOCKS		95,229
	ESTERLINE TECHNOLOGIES CORP	COMMON STOCKS		224,235
	FBL FINANCIAL GROUP INC CL A	COMMON STOCKS		129,640
	FEDERAL MOGUL CORP CL A	COMMON STOCKS		281,765
	FEDERATED INVS INC CL B NV	COMMON STOCKS		74,250
	FIBRIA CELULOSE SPON ADR	COMMON STOCKS		310,624
	FIRST FINANCIAL HOLDINGS INC	COMMON STOCKS		170,169
	FOOT LOCKER INC	COMMON STOCKS		169,328
	FORMFACTOR INC	COMMON STOCKS		581,993
	FRESH DEL MONTE PRODUCE INC	COMMON STOCKS		183,430
	FTI CONSULTING INC	COMMON STOCKS		668,493
	GATX CORP	COMMON STOCKS		57,500
	GENCO SHIPPING & TRADING LTD	COMMON STOCKS		89,520
	GENERAL ELECTRIC CO	COMMON STOCKS		559,810
	GENESCO INC	COMMON STOCKS		230,664
	GENESEE & WYOMING INC CL A	COMMON STOCKS		250,512
	GENZYME CORP	COMMON STOCKS		220,545
	GFI GROUP INC	COMMON STOCKS		91,857
	GLATFELTER	COMMON STOCKS		313,470
	GMX RESOURCES INC	COMMON STOCKS		407,364
	GOLDMAN SACHS GROUP INC	COMMON STOCKS		1,097,460
	GOOGLE INC A	COMMON STOCKS		1,035,367
	GREENHILL & CO INC	COMMON STOCKS		449,906
	GUANGZHOU R&F PROPERTIES CO H	COMMON STOCKS		161,141
	HARLEYSVILLE GROUP INC	COMMON STOCKS		330,616
	HARVEY NORMAN HLDGS LTD	COMMON STOCKS		273,319
	HEIDELBERGCEMENT AG (GERW)	COMMON STOCKS		300,568
	HERBALIFE LTD	COMMON STOCKS		365,130

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	HERCULES TECH GROWTH CAP INC	COMMON STOCKS		371,983
	HERSHA HOSPITALITY TR (REIT)	COMMON STOCKS		92,630
	HEWLETT-PACKARD CO	COMMON STOCKS		1,308,354
	HITACHI CONST MACHINERY CO LTD	COMMON STOCKS		381,357
	HOLCIM LTD (REG)	COMMON STOCKS		252,590
	HOLLY CORP	COMMON STOCKS		156,343
	HONDA MOTOR CO LTD	COMMON STOCKS		274,955
	HORACE MANN EDUCATORS CORP	COMMON STOCKS		162,500
	HORNBECK OFFSHORE SERVICES INC	COMMON STOCKS		111,744
	HRPT PROPERTIES TRUST REIT	COMMON STOCKS		336,440
	HUBBELL INC CL B	COMMON STOCKS		350,020
	HUNTINGTON BANCSHARES INC	COMMON STOCKS		257,690
	HYUNDAI MOBIS	COMMON STOCKS		571,625
	IAMGOLD CORP	COMMON STOCKS		173,604
	ICONIX BRAND GROUP INC	COMMON STOCKS		394,048
	IMATION CORP	COMMON STOCKS		82,840
	INDEPENDENT BANK CORP	COMMON STOCKS		14,904
	INFINEON TECHNOLOGIES AG	COMMON STOCKS		466,400
	INFINITY PPTY & CASUALTY CORP	COMMON STOCKS		223,520
	INGERSOLL RAND CO LTD CL A	COMMON STOCKS		246,606
	INGLES MARKETS INC-CL A	COMMON STOCKS		167,943
	INNERWORKINGS INC	COMMON STOCKS		428,399
	INTERNATIONAL BANCSHARES CORP	COMMON STOCKS		391,851
	INTL BUS MACH CORP	COMMON STOCKS		1,361,360
	INTREPID POTASH INC	COMMON STOCKS		268,714
	INVESCO LTD	COMMON STOCKS		552,015
	IPC THE HOSPITALIST CO	COMMON STOCKS		284,387
	ITAU UNIBANCO HOLDING SA ADR	COMMON STOCKS		520,752
	JARDEN CORP	COMMON STOCKS		131,986
	JDA SOFTWARE GRP INC	COMMON STOCKS		287,811
	JOURNAL COMMUNICATIONS INC A	COMMON STOCKS		238,457
	JPM INDO & PHIL FIN BASKT 144A	COMMON STOCKS		265,967
	JPMC BK (EPISTAR CORP) 144A	COMMON STOCKS		164,327
	JPMORGAN CHASE & CO	COMMON STOCKS		977,162
	KAZAKHMYS PLC	COMMON STOCKS		414,805
	KELLY SERVICES INC CL A	COMMON STOCKS		140,774
	KENDLE INTERNATIONAL INC	COMMON STOCKS		142,818
	KINDRED HEALTHCARE INC	COMMON STOCKS		238,134
	KINETIC CONCEPTS INC	COMMON STOCKS		432,975
	LG CORP	COMMON STOCKS		252,216
	LIFE TIME FITNESS INC	COMMON STOCKS		655,509
	LINCARE HOLDINGS INC	COMMON STOCKS		233,856
	LOGICA	COMMON STOCKS		208,815
	LULULEMON ATHLETICA INC	COMMON STOCKS		347,414
	MACK CALI REALTY CORP REIT	COMMON STOCKS		155,565
	MAINSOURCE FINACIAL GROUP INC	COMMON STOCKS		81,260
	MASIMO CORP	COMMON STOCKS		641,102
	MEDICAL PPTY TR INC	COMMON STOCKS		228,000
	MEDTRONIC INC	COMMON STOCKS		395,820
	MERCK & CO INC NEW	COMMON STOCKS		292,320
	METHODE ELECTRONICS INC	COMMON STOCKS		179,676
	MFA FINANCIAL INC	COMMON STOCKS		145,530
	MGIC INVESTMENT CORP	COMMON STOCKS		759,059
	MICROSOFT CORP	COMMON STOCKS		710,417
	MICROSTRATEGY INC CL A	COMMON STOCKS		267,581
	MITSUBISHI CORP	COMMON STOCKS		344,178

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	MONSTER WORLDWIDE INC	COMMON STOCKS		277,965
	MONTPELIER RE HOLDINGS LTD	COMMON STOCKS		337,740
	MUELLER INDUSTRIES INC	COMMON STOCKS		173,880
	MYERS INDUSTRIES	COMMON STOCKS		11,830
	NACCO INDUSTRIES INC CL A	COMMON STOCKS		154,380
	NASH-FINCH CO	COMMON STOCKS		144,651
	NATIONAL PRESTO INDS	COMMON STOCKS		152,922
	NELNET INC CL A	COMMON STOCKS		317,032
	NETLOGIC MICROSYSTEMS INC	COMMON STOCKS		487,950
	NETSUITE INC	COMMON STOCKS		418,037
	NEWMARKET CORP	COMMON STOCKS		424,649
	NEXT PLC	COMMON STOCKS		312,406
	NIPPON ELECTRIC GLASS CO LTD	COMMON STOCKS		436,911
	NITORI CO LTD	COMMON STOCKS		163,777
	NOMURA HOLDINGS INC	COMMON STOCKS		318,444
	NORTHWESTERN CORP	COMMON STOCKS		359,076
	NUCOR CORP	COMMON STOCKS		480,495
	NUVASIVE INC	COMMON STOCKS		540,974
	NYSE EURONEXT	COMMON STOCKS		817,190
	OIL STATES INTERNATIONAL INC	COMMON STOCKS		176,805
	OLD DOMINION FREIGHT LINES INC	COMMON STOCKS		289,348
	OM GROUP INC	COMMON STOCKS		109,865
	ORIENT EXPRESS HOTELS LTD CL A	COMMON STOCKS		522,585
	ORIENTAL FINANCIAL GROUP INC	COMMON STOCKS		281,880
	OVERSEAS SHIPHOLDING GROUP INC	COMMON STOCKS		250,515
	PAR PHARMACEUTICALS COS INC	COMMON STOCKS		403,194
	PAR PHARMACEUTICALS COS INC	COMMON STOCKS		269,247
	PDG REALTY SA	COMMON STOCKS		271,904
	PDL BIOPHARMA INC	COMMON STOCKS		154,350
	PENNEY (J.C.) CO INC	COMMON STOCKS		707,826
	PENNSYLVANIA RE INVSTMENT TR	COMMON STOCKS		59,220
	PEPSICO INC	COMMON STOCKS		228,000
	PERSIMMON PLC ORD	COMMON STOCKS		261,021
	PETROBRAS SA SPONS ADR	COMMON STOCKS		190,720
	PETROHAWK ENERGY CORP	COMMON STOCKS		1,009,547
	PETROQUEST ENERGY INC	COMMON STOCKS		304,777
	PHASE FORWARD INC	COMMON STOCKS		413,805
	PINNACLE ENTERTAINMENT INC	COMMON STOCKS		454,675
	POLARIS INDUSTRIES INC	COMMON STOCKS		314,136
	PORTLAND GENERAL ELECTRIC CO	COMMON STOCKS		251,043
	POZEN INC	COMMON STOCKS		332,415
	PREMIERE GLOBAL SVCS INC	COMMON STOCKS		6,600
	PRESIDENTIAL LIFE CORP	COMMON STOCKS		94,245
	PRUDENTIAL FINANCIAL INC	COMMON STOCKS		631,952
	QANTAS AIRWAYS LTD	COMMON STOCKS		176,186
	QUAKER CHEMICAL CORP	COMMON STOCKS		291,024
	QUALCOMM INC	COMMON STOCKS		135,311
	QUANTUM CORP	COMMON STOCKS		372,696
	QUICKSILVER RES INC	COMMON STOCKS		611,327
	RADIOSHACK CORP	COMMON STOCKS		313,950
	RC2 CORP	COMMON STOCKS		116,525
	RED ROBIN GOURMET BURGERS INC	COMMON STOCKS		196,900
	RHODIA SA	COMMON STOCKS		266,229
	RICHEMONT CIE FINANCIERE SA A	COMMON STOCKS		247,197
	RIO TINTO LTD	COMMON STOCKS		632,472
	ROCK TENN COMPANY CL A	COMMON STOCKS		226,845

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	ROSETTA STONE INC	COMMON STOCKS		377,740
	ROSNEFT OC OJSC GDR REGS	COMMON STOCKS		256,676
	RUBY TUESDAY INC	COMMON STOCKS		236,160
	RYDER SYSTEM INC	COMMON STOCKS		247,020
	SAFETY INSURANCE GROUP INC	COMMON STOCKS		195,642
	SAFEWAY INC NEW	COMMON STOCKS		97,934
	SAMSUNG ELECTRONICS CO LTD	COMMON STOCKS		854,450
	SANDRIDGE ENERGY INC	COMMON STOCKS		815,007
	SAPIENT CORPORATION	COMMON STOCKS		531,223
	SCHOLASTIC CORP	COMMON STOCKS		220,742
	SEACOR HOLDINGS INC	COMMON STOCKS		274,500
	SEARS HOLDINGS CORP	COMMON STOCKS		1,518,790
	SELECTIVE INSURANCE GROUP INC	COMMON STOCKS		207,270
	SINCLAIR BROADCAST GROUP CL A	COMMON STOCKS		55,211
	SKILLED HEALTHCARE GROUP CL A	COMMON STOCKS		73,010
	SKYWEST INC	COMMON STOCKS		313,020
	SMART BALANCE INC	COMMON STOCKS		567,948
	SMITH & NEPHEW PLC	COMMON STOCKS		170,793
	SMITH (AO) CORP	COMMON STOCKS		195,255
	SOUTHSIDE BANCSHARES INC	COMMON STOCKS		40,515
	SOUTHWEST GAS CORP	COMMON STOCKS		239,652
	STAGE STORES INC	COMMON STOCKS		196,524
	STANCORP FINL GROUP INC	COMMON STOCKS		200,100
	STATE STREET CORP	COMMON STOCKS		1,210,412
	STEELCASE INC CLASS A	COMMON STOCKS		127,836
	STURM RUGER & CO INC	COMMON STOCKS		103,790
	SUCCESSFACTORS INC	COMMON STOCKS		270,669
	SUN HUNG KAI PROPERTIES LTD	COMMON STOCKS		404,981
	SUSQUEHANNA BANCSHARES INC PA	COMMON STOCKS		67,735
	SWATCH GROUP AG (BR)	COMMON STOCKS		623,228
	TALEO CORP CL A	COMMON STOCKS		277,089
	TECH DATA CORP	COMMON STOCKS		340,618
	TECHNITROL INC	COMMON STOCKS		49,932
	TECK RESOURCES LTD SUB VTG CLB	COMMON STOCKS		823,557
	TEMPUR PEDIC INTL INC	COMMON STOCKS		476,145
	TERADYNE INC	COMMON STOCKS		997,354
	TEREX CORP	COMMON STOCKS		263,473
	TESORO CORP	COMMON STOCKS		184,280
	TEXAS INSTRUMENTS INC	COMMON STOCKS		1,245,668
	TEXAS ROADHOUSE INC	COMMON STOCKS		265,309
	THORATEC CORP	COMMON STOCKS		463,509
	TIME WARNER CABLE	COMMON STOCKS		435,547
	TIME WARNER INC	COMMON STOCKS		1,151,030
	TITAN INTERNATIONAL INC	COMMON STOCKS		284,693
	TITAN MACHINERY INC	COMMON STOCKS		258,681
	TRAVIS PERKINS PLC	COMMON STOCKS		290,965
	TRIMERIS INC	COMMON STOCKS		101,394
	TRUSTMARK CORP	COMMON STOCKS		274,988
	TURKIYE GARANTI BANKASI AS	COMMON STOCKS		139,758
	TYCO INTL LTD	COMMON STOCKS		128,448
	UBS (MARUTI SUZUKI) ELN 9/10	COMMON STOCKS		449,403
	UBS AG BASKET HK SHR CWT 12/11	COMMON STOCKS		146,060
	ULTA SALON COSMETICS & FRG INC	COMMON STOCKS		279,464
	ULTRAPETROL BAHAMAS LTD	COMMON STOCKS		120,904
	UNDER ARMOUR INC CL A	COMMON STOCKS		308,833
	UNILEVER NV CVA (BEARER)	COMMON STOCKS		66,769

The NCR Savings Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lender, or Similar Party	(c) Description of Investment including maturity Date, Rate of Interest, Collateral, Par on Maturity Date	(d) Cost****	(e) Current Value

	UNILEVER PLC ORD	COMMON STOCKS		139,747
	UNISOURCE ENERGY CORP	COMMON STOCKS		251,082
	UNITED ONLINE INC	COMMON STOCKS		236,551
	UNITED OVERSEAS BANK (LOC)	COMMON STOCKS		448,651
	UNITED THERAPEUTICS CORP DEL	COMMON STOCKS		326,483
	UNITEDHEALTH GROUP INC	COMMON STOCKS		996,696
	UNIVERSAL AMERICAN CORP	COMMON STOCKS		377,910
	UNIVERSAL HEALTH SVCS INC CL B	COMMON STOCKS		384,300
	USEC INC	COMMON STOCKS		189,805
	VALE SA ADR	COMMON STOCKS		406,420
	VALIDUS HOLDING	COMMON STOCKS		301,351
	VALLOUREC SA	COMMON STOCKS		278,475
	VANCEINFO TECH INC ADR	COMMON STOCKS		317,445
	VECTREN CORP	COMMON STOCKS		239,396
	VERIGY LTD	COMMON STOCKS		566,190
	VISHAY INTERTECHNOLOGY INC	COMMON STOCKS		224,615
	VISTAPRINT NV	COMMON STOCKS		264,999
	VITRAN CORP INC	COMMON STOCKS		228,879
	WEBSTER FINANCIAL	COMMON STOCKS		115,139
	WELLS FARGO & CO	COMMON STOCKS		920,359
	WEST COAST BANCORP OREGON	COMMON STOCKS		32,760
	WESTAR ENERGY INC	COMMON STOCKS		219,372
	WGL HOLDINGS INC	COMMON STOCKS		201,240
	WHITE MOUNTAINS INS GROUP LTD	COMMON STOCKS		133,064
	WHITNEY HOLDING CORP	COMMON STOCKS		64,681
	XYRATEX LTD	COMMON STOCKS		150,403
	YAHOO INC	COMMON STOCKS		1,013,512
	YANZHOU COAL MINING CO LTD H	COMMON STOCKS		535,579
	YUANTA FINL (JPM)CWT 5/6/14	COMMON STOCKS		134,454
	YUM BRANDS INC	COMMON STOCKS		395,161

				155,432,951

	BANK AMERICA (1DS/1WT) PFD	CONVERTIBLE SECURITIES		86,536

	SSBK STIF	MONEY MARKET		1,601,230

	Total Mutual Fund Window Investments***	Registered Investment Companies		581,374,512

*	Participant loans receivable (a)	Participant loans receivable		11,342,296

				$1,128,304,512

(a)	The participant loan interest rates are between 4.25% - 9.25%. The loans are due at various dates through January 15, 2015.
*	Party-in-interest
**	This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.
***	This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity, which is a party-in-interest.
****	Per Department of Labor Section 2520.103-11(d), cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

By:	/s/ Robert Fishman
Robert Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation

Date: June 28, 2010

Exhibit Index

Exhibit No. 23	Consent of PricewaterhouseCoopers LLP